Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C

Phase 2, Wuxi International Life Science Innovation Campus 196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

October 9, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Tracey Houser

Terence O’Brien

Benjamin Richie

Katherine Bagley

Re:	Park Ha Biological Technology Co., Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed September 18, 2024

File No. 333-281783

Dear Ms. Houser, Mr. O’Brien, Mr. Richie, and Ms. Bagley:

This letter is in response to the letter dated October 1, 2024 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Park Ha Biological Technology Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Registration Statement”) is being filed publicly to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary

Our Franchise Model, page 8

1.	We note your revised disclosure on page 2 in response to comment 1, including that the decrease in revenue from franchise fees “was primarily due to a decrease in the franchise fees as a result of (i) a decrease in the number of our franchisees, (ii) additional franchisee incentives such as our offering of discounts on franchise fees to incentivize renewals, and (iii) the change in the franchising model for some of our franchisees, from regional franchisees to single-store franchisees, which led to certain changes in franchise fees.” Please revise this section and your description of business beginning on page 86 to provide additional detail about your franchise model, including the types and amount of discounts and other incentives you offer to current franchisees for renewal or to attract new franchisees, and, if material, a quantification of historical discounts or incentives to existing franchisees. Please also provide additional detail about the franchise fees for regional compared to singe-store franchisees, including the difference in fees for these two models. In your discussion, clarify the fees received from each type of model for the periods presented in the filing to provide context for your disclosure that the change in model resulted in a decrease in franchise fees for the six months ended April 30, 2024. Finally, please revise your risk factors to discuss the risks, if any, related to discounts or incentives noted in your revised disclosure.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosures under sections “Prospectus Summary – Our Franchise Model,” “Business – Our Business Model” and “Management’s Discussion on and Analysis of Financial Condition and Results of Operations” on pages 3, 8, and 81 to provide additional detail about our franchise model, franchise fees for different types of franchisees, and the types and amount of incentives such as cash subsidies that we offer to current franchisees for renewal or to attract new franchisees. We have provided a quantification of historical incentives to existing franchisees and included additional details about the franchise fees for regional stores compared to single-store franchisees on pages 3, 8, and 81.

We have also added a risk factor related to our franchise model under “Risk Factors — Risks Relating to Our Business and Industry — We offer incentives such as cash subsidies to our franchisees and the amount of such incentives could potentially have adverse impacts on our financial performance.” on page 57.

Risk Factors Summary, page 10

2.	We note your revised disclosure in response to prior comment 2. Please revise your Risk Factor Summary section to include the following removed risk factors and conform the cross-references to those present:

●	“You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in China against us or our management named in this prospectus based on foreign laws.”

●	“Our results of operation may be materially and adversely affected by a change in China or the global economy.”

●	“It may be difficult for overseas shareholders and/or regulators to conduct cross- border investigation in China.”

●	“Changes in PRC political, economic and governmental policies may have an adverse impact on our business.”

●	“PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental management of currency conversion may delay us from remitting the proceeds of this offering into China through loans or additional capital contributions to our PRC subsidiaries, thereby diminishing our ability to fund and expand our business.”

●	“PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.”

●	“If the content we produce and distribute through online social and content platforms, or content available on our website, is deemed to violate PRC laws or regulations, our business and results of operations may be materially and adversely affected.”

Please also include the risk that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have (i) revised our Risk Factors Summary on pages 12, 13, and 14 to include the previously removed risk factors and conform the cross-references to those present; and (ii) revised our disclosure on pages 12 and 27 to specify in the risk factor that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Exhibits

3.	We note that the opinion of Mourant Ozannes (Cayman) LLP, filed as Exhibit 5.1, assumes that “the Company will have sufficient authorised but unissued capital to issue each Share.” Please revise the legal opinion to remove this assumption. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have provided a revised legal opinion by Mourant Ozannes (Cayman) LLP, our Cayman counsel, filed hereto as Exhibit 5.1, to remove the assumption that the Company will have sufficient authorized but unissued capital to issue each share.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

Park Ha Biological Technology Co., Ltd.

/s/ Xiaoqiu Zhang
Name:	Xiaoqiu Zhang
Title:	Chief Executive Officer

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